February 3, 2012

COPPER NORTH GRANTS STOCK OPTIONS

Vancouver, British Columbia – The Board of Directors of Copper North Mining Corp. ("Copper North" or the "Company") (TSX.V: COL) has authorized the issuance of stock options to employees to purchase 370,000 common shares. This amount includes stock options granted to the Company’s Manager of Investor Relations.

The stock options will vest over a two year period: with one third vesting on the date of grant, one-third on the first anniversary date and one-third on the second anniversary date. These stock options have a five year term and allow the holder to purchase one common share of the Company for $0.30 per share until February 3, 2017.

About Copper North

Copper North is a Canadian mineral exploration and development company. Copper North’s mineral resource assets include the Carmacks Copper Project located in the Yukon, and the high-grade, stratiform-copper Redstone Deposit, located in the Northwest Territories. Copper North trades on the TSX Venture Exchange under the symbol COL. Please visit www.coppernorthmining.com.

On behalf of the Board of Directors:

“Sally L. Eyre”

Dr. Sally L. Eyre
President, CEO and Director

For Further Information:
Peter Oates, Manager, Investor Relations

Tel: 604.638.2505
Email: info@coppernorthmining.com
Web: www.coppernorthmining.com

1

This news release includes certain "forward-looking statements" There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. In making the forward-looking statements in this release, the Company has applied certain factors and assumptions that the Company believes are reasonable. Forward-looking statements in this release are subject to numerous risks, uncertainties and other factors that could cause actual results to differ materially from those express or implied in such forward-looking statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.